Exhibit (a)(1)(C)
SUMMARY OF OPTION EXCHANGE PROGRAM
Below is a summary of some aspects of the Option Exchange Program of SMART Modular Technologies (WWH), Inc. and its subsidiaries, including without limitation Adtron and Estecom (collectively, the “Company”) that should help familiarize you with the principal terms. The Company believes this program is potentially very important to you and urges you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.
•	You may only exchange outstanding options granted before August 6, 2008 with an exercise price higher than $4.20.

•	The number of outstanding stock options that an eligible employee would surrender for cancellation in exchange for the grant of new options is known as the exchange ratio. The exchange ratio will depend on the exercise price of the employee’s current options. Subject to the terms and conditions of the Offer to Exchange, upon our acceptance of your properly tendered options, you will be entitled to receive new options. The number of ordinary shares underlying the new options will be determined by dividing the number of shares underlying properly tendered options by the applicable exchange ratio.

Exercise Price of Original Grant	Exchange Ratio
$4.21 — $6.00	1.15
$6.01 — $7.00	1.15
$7.01 — $8.00	1.23
$8.01 — $9.00	1.42
$9.01 — $10.00	1.45
$10.01 — $15.01	1.52
•	The new options received in exchange for exchanged options will be subject to a new vesting schedule that will provide that the new options will be unvested on the new option grant date and will require two years of continued service after the new option grant date to fully vest. This is the case even if the exchanged options were fully vested on the date of the exchange. The new options will vest over two years in equal monthly installments. If the employee terminates his or her service before all of the new options have vested, the employee will generally forfeit any stock options that remain unvested at that time. Vesting on any date is subject to your continued service to the Company through each relevant vesting date.

•	Generally, any vested new options may be exercised by you at any time, unless certain exercisability restrictions apply due to requirements under local law.

•	Your new option will have a maximum term of ninety-four (94) months (or approximately 7.83 years) from the grant date of the new option.
The Option Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related Election Form. You should carefully read all of these documents before you decide whether to participate in the Option Exchange Program.
The Company has attempted to anticipate many of the questions you may have regarding the terms of the Option Exchange Program and has included some frequently asked questions as part of the Offer to Exchange. Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. If you choose not to participate, you will retain your current options under their current terms and conditions.
To participate in the Option Exchange Program, you must properly complete and sign an Election Form and return it to Kimberley McKinney, HR Manager of the Company, via hand delivery, facsimile at (510) 624-8245 or e-mail at Option.Exchange@smartm.com. You will receive a personalized Election Form that contains your options that are eligible for exchange. To obtain another copy of your Election Form, please contact Kimberley McKinney at (510) 624-8193 or via e-mail.
You must complete the election process in the foregoing manner before 5:00 p.m., Pacific Time, on September 25, 2009 (unless the offer is extended). The Company will not accept any Election Form after expiration of this offer. If the Company has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options. Election Forms submitted by U.S. mail or other post or Federal Express (or similar delivery service) are not permitted.
If you have any questions, please contact Jack Moyer, Vice President, Human Resources, at (510) 624-8242, or Kimberley McKinney, HR Manager, at (510) 624-8193, or via e-mail at Option.Exchange@smartm.com.